UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
eHealth, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
28238P109
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
(212) 521-8495
Copies to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 9, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238P109		SCHEDULE 13D	Page 2 of 6 Pages
1		NAMES OF REPORTING PERSON Hudson Executive Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,501
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,501
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(1)
14		TYPE OF REPORTING PERSON PN, IA
(1)
Calculated based on 26,773,957 shares of common stock, $0.001 par value per share, of eHealth, Inc. (the “Company”) outstanding as reported in the Company’s Annual Report on Form 10-K filed by the Company on March 1, 2022.

CUSIP No. 28238P109		SCHEDULE 13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(2)
14	TYPE OF REPORTING PERSON PN, IA
(2)	Calculated based on 26,773,957 shares of common stock, $0.001 par value per share, of the Company outstanding as reported in the Company’s Annual Report on Form 10-K filed on March 1, 2022.

CUSIP No. 28238P109		SCHEDULE 13D	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(3)
14	TYPE OF REPORTING PERSON IN
(3)	Calculated based on 26,773,957 shares of common stock, $0.001 par value per share, of the Company outstanding as reported in the Company’s Annual Report on Form 10-K filed on March 1, 2022.

CUSIP No. 28238P109	SCHEDULE 13D	Page 5 of 6 Pages
ITEM 1. SECURITY AND ISSUER
This Amendment No. 2  (this “Amendment No. 2”) to the Schedule 13D relates to the Schedule 13D filed on February 19, 2021 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively the “Schedule 13D”) by the Reporting Person, relating to the common stock, par value $0.001 per share (the “Shares”), of eHealth, Inc., a company organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.
This Amendment No. 2 is being filed to report a decrease in the Reporting Persons’ beneficial ownership percentage due to the sale of Shares by the Reporting Persons.
The Reporting Persons beneficially own an aggregate of 750,501 Shares (the “Subject Shares”). The Subject Shares represent approximately 2.8% of the issued and outstanding Shares based on 26,773,957 Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed on March 1, 2022.
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:
As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $39,596,432.76 (inclusive of brokerage commissions and other costs of execution).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (b), (c) and (e) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in the Shares effected by the Reporting Persons during the past sixty days are set forth in Exhibit 4 attached hereto and incorporated herein by reference.

(e) Following the transactions described on Exhibit 4 hereto, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s Shares.

The information set forth in Item 6 is incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
As reflected in Exhibit 4 attached hereto, on March 9, 2022, the Reporting Persons closed out their outstanding short call options and sold their outstanding long put options that had previously been entered into for portfolio management purposes and rolled forward in the ordinary course of business.

CUSIP No. 28238P109	SCHEDULE 13D	Page 6 of 6 Pages
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4	Schedule of transactions effected by the Reporting Persons during the past sixty days.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 11, 2022
HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein